Michael A. Littman

Attorney at Law

PO Box 1839

Arvada, CO 80001

(720) 530-6184

malattyco@aol.com

March 16, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

Washington, D. C. 20549

Re:

Sandy Springs Holdings, Inc.

Registration Statement on Form 10-12G

Response dated January 27, 2021

File No. 000-56220

Dear Commission,

In response to the Commission’s letter dated January 11, 2021 in the matter referenced above, please find the following answers for your consideration:

Form 10-12G filed October 27, 2020

Audited Financial Statements for the Year Ended August 31, 2020 and the Period Ended July 31, 2020, page F-1

1.	We note from your response that “there were no assets or business during the prior three years of the divested subsidiary RESS of Delaware, Inc. into which RESS Merger Co. had merged.” Please clarify for us if Renewable Energy Solution Systems, Inc. (“RESS”), RESS Merger Corporation (“RESSMC”) or RESS of Delaware, which were part of the reorganization, had any assets, liabilities or operations prior to the merger. We further note that Sandy Springs Holdings, Inc. (“Sandy Springs”) has a promissory note of $50,447 due to Coral Investment Partners as of August 31, 2020. Please tell us if the promissory note was transferred to Sandy Springs or if any other assets or liabilities were transferred between entities through the merger.

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ANSWER: Renewable Energy Solution Systems, Inc. which merged into RESS Merger Co. (“RESSMC”) to redomicile, and RESS of Delaware, Inc. had no operations, nor assets in at least 2-3 years preceding the redomicile and the reorganization into a holding company, Sandy Springs Holdings, Inc. The liabilities, based upon the records available, were nominal but could not be accurately determined and the statute of limitations had run, it was believed, on most if not all liabilities, except the note for advances by Coral Investment Partners.

The Coral Investment note was agreed to be assumed by the newly formed holding company (Sandy Springs) based upon the agreement of Coral Investment Partners to fund additional monies necessary for reorganization and audits and transfer agent costs to the benefit of Sandy Springs Holdings, Inc. audits shareholders.

No other liabilities were transferred to or assumed by Sandy Springs Holdings, Inc. from RESS of Delaware.

2.	We note that your auditor expressed an opinion on your financial statements for the period from July 15, 2020 (Inception) through August 31, 2020, however, your statements of operations, changes in stockholders’ equity (deficit) and cash flows are labeled as “for the period from July 16, 2020 through August 31, 2020.” We further note from your disclosure in Note 1 that Sandy Springs Holdings, Inc. was incorporated on November 20, 2019. Please reconcile these discrepancies and explain to us why November 20, 2019 is not considered your inception date for your financial statements.

ANSWER: Please see our accounting justification as follows:

In the case of Sandy Springs Holdings, Inc. there were no assets or business during the prior three years of the divested subsidiary RESS of Delaware, Inc. into which RESS Merger Co. had merged.

In response to your comment, Sandy Springs Holdings, Inc., while formed November 20, 2019, was not active in any business operations until the date of the Holding Company Reorganization and was a shell formed for the purpose of the Holding Company Reorganization. The Holding Company Reorganization date was taken to be the date of commencement of operations for purposes of accounting and operations. Due to the fact that immediately after the Reorganization became effective the RESS of Delaware, Inc. subsidiary was fully divested which had discontinued all business activities years earlier, it was deemed that the date of the divestiture was effective for purposes of an audit.

This accounting period adoption of July 15, 2020 is justified based upon ASC 805-50-45 et seq. as summarized below and as pointed out in our prior response letter.

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ASC 805-50-45-2

The financial statements of the receiving entity should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. Results of operations for that period will thus comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from that date to the end of the period. By eliminating the effects of intra-entity transactions in determining the results of operations for the period before the combination, those results will be on substantially the same basis as the results of operations for the period after the date of combination. The effects of intra-entity transactions on current assets, current liabilities, revenue, and cost of sales for periods presented and on retained earnings at the beginning of the periods presented should be eliminated to the extent possible.

ASC 805-50-45-3

The nature of and effects on earnings per share (EPS) of nonrecurring intra-entity transactions involving long-term assets and liabilities need not be eliminated. However, paragraph 805-50-50-2 requires disclosure.

ASC 805-50-45-4

Similarly, the receiving entity shall present the statement of financial position and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date.

Subsections 3 & 4 above are not applicable.

PWC Guide for Business Combinations and Non-Controlling Interests (2017) provides under Chapter 6.2,3.2-“Guidance for presenting a change in reporting entity” at page 6-14

“In addition, sometimes a new parent company may be added to an existing company (or consolidated group of companies) by setting up a new holding company. The shareholders of the existing company exchange their shares for shares in the new company in proportion to their existing ownership interests (i.e., share for share exchange). In such cases, there is no change in the substance of the reporting entity. Therefore, absent basis differences between a controlling owner and the parent company, the consolidated financial statements of the new company should reflect the accounting of the pervious company (or existing consolidated group), except that the legal capital (i.e., issued and outstanding capital stock or membership interests) should reflect the capital of the new parent company.”

The following guidance is found in Deloitte’s “A Road Map to Reporting Discontinued Operations”:

However, at the 2015 AICPA Conference on Current SEC and PCAOB Developments, while not specifically talking about common-control transactions, the SEC staff further

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highlighted a number of factors for registrants to consider in determining the predecessor, including, 18 Accounting for Common-Control Transactions but not limited to, (1) the order in which the entities are acquired, (2) the size of the entities, (3) the fair value of the entities, and (4) the ongoing management structure. The staff indicated that no one item is determinative on its own and that there could also be more than one predecessor. Thus, entities should use judgment when identifying the predecessor. CC.4.3 Financial Statement Presentation by the Transferring Entity ASC 805-50 only addresses the receiving entity’s presentation. It contains no specific guidance on how the transferring entity should present a common-control transfer in its separate financial statements. Although the transferring entity’s measurement generally matches the receiving entity’s, its presentation typically does not. Entities have analogized to SAB Topic 5.Z.7 for guidance on whether the transferring entity may present its separate financial statements as if a change in the reporting entity has occurred by derecognizing the transferred net assets and operations in the historical periods (sometimes referred to as a “depooling“). SAB Topic 5.Z.7, which addresses whether an entity may present a spin-off as a change in the reporting entity and restate its historical financial statements to exclude the subsidiary, states: Facts: A Company disposes of a business through the distribution of a subsidiary’s stock to the Company’s shareholders on a pro rata basis in a transaction that is referred to as a spin-off. Question: May the Company elect to characterize the spin-off transaction as resulting in a change in the reporting entity and restate its historical financial statements as if the Company never had an investment in the subsidiary, in the manner specified by FASB ASC Topic 250, Accounting Changes and Error Corrections? Interpretive response: Not ordinarily. If the Company was required to file periodic reports under the Exchange Act within one year prior to the spin-off, the staff believes the Company should reflect the disposition in conformity with FASB ASC Topic 360. This presentation most fairly and completely depicts for investors the effects of the previous and current organization of the Company. However, in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary. Also, dissimilarity contemplates substantially greater differences in the nature of the businesses than those that would ordinarily distinguish reportable segments as defined by FASB ASC paragraph 280-10-50-10 (Segment Reporting Topic). While this guidance does not specifically address common-control transactions, entities have analogized to it in practice. All requirements in SAB Topic 5.Z.7 must be met for the transferring entity to depool the transferred net assets.

We believe that in addition ASC 805-50-45-2 requires that the "effects of intra-entity transactions on current assets, current liabilities [emphasis supplied], revenue, and cost of sales for periods

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presented and on retained earnings at the beginning of the periods presented shall be eliminated to the extent possible”. This is considered an exchange of shares between entities under common control and per ASC 805-50-45-2 the financial statements “shall report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. In researching this, the company has found several instances in which the Staff has accepted this treatment after a spin-off, divestiture, or other reorganization.

We also submit that SAB 5.Z.7 says:

7. Accounting for the spin-off of a subsidiary

Facts: A Company disposes of a business through the distribution of a subsidiary’s stock to the Company’s shareholders on a pro rata basis in a transaction that is referred to as a spin-off.

Question: May the Company elect to characterize the spin-off transaction as resulting in a change in the reporting entity and restate its historical financial statements as if the Company never had an investment in the subsidiary, in the manner specified by FASB ASC Topic 250, Accounting Changes and Error Corrections?

Interpretive Response: Not ordinarily. If the Company was required to file periodic reports under the Exchange Act within one year prior to the spin-off, the staff believes the Company should reflect the disposition in conformity with FASB ASC Topic 360. This presentation most fairly and completely depicts for investors the effects of the previous and current organization of the Company. However, in limited circumstances involving the initial registration of a company under the Exchange Act or Securities Act, the staff has not objected to financial statements that retroactively reflect the reorganization of the business as a change in the reporting entity if the spin-off transaction occurs prior to effectiveness of the registration statement. This presentation may be acceptable in an initial registration if the Company and the subsidiary are in dissimilar businesses, have been managed and financed historically as if they were autonomous, have no more than incidental common facilities and costs, will be operated and financed autonomously after the spin-off, and will not have material financial commitments, guarantees, or contingent liabilities to each other after the spin-off. This exception to the prohibition against retroactive omission of the subsidiary is intended for companies that have not distributed widely financial statements that include the spun-off subsidiary. Also, dissimilarity contemplates substantially greater differences in the nature of the businesses than those that would ordinarily distinguish reportable segments as defined by FASB ASC paragraph 280-10-50-10 (Segment Reporting Topic).

We believe that the elimination of prior discontinued operations (due to divestiture of the subsidiary RESS of Delaware, Inc.) is appropriate in that SAB 5.Z.7 is analogous to the situation, and ASC 805-45-2 instructs to report results of operations for the period in which the transfer occurred as though the transfer or exchange had occurred at the beginning of the period. The date

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of the financial period of the audit, July 15, 2020, was adopted since it was the effective date of the reorganization and the divestiture of subsidiary RESS of Delaware, Inc.

It is our belief that the audit period as shown in the financials reflect accurately the financial condition and position of the Company, especially considering ASC 805-50-45.

3.       Please provide updated financial statements in accordance with Rule 8-08 of Regulation S-X in your next amendment.

ANSWER: To be filed in Form 10-Q for the period ended February 28, 2021 due April 14, 2021.

We hope this correspondence meets with your satisfaction.

Sincerely,

/s/ Michael A. Littman

Michael A. Littman

Attorney at Law

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